The Burbank Witch, LLC (the "Company") a California

Organization

Financial Statements

As of inception April 07, 2024

The Burbank Witch, LLC

Balance Sheet

As of inception April 07, 2024
$USD

Company's legal name:	The Burbank Witch, LLC
US company's organization date:	4/7/24
Fiscal year end:	Dec 31

Balance Sheet	Apr 07, 2024	
Assets		
Current assets:		
Cash and cash equivalents	$0.00	
Inventory	$0.00	
Total current assets	$0.00	
Property and equipment - net	$0.00	
Total assets	$0.00	
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	
Accrued expenses	$0.00	
Deferred revenue and other liabilities	$0.00	
Total current liabilities	$0.00	
Convertible notes (if any)	$0.00	
Accrued interest	$0.00	
	0	
Total liabilities	$0.00	
Stockholders' Equity:		
Total value of common stock issued	$0.00	
Total value of preferred stock issued	$0.00	
SAFE - future equity obligation	$0.00	
Additional paid-in capital	$0.00	
Total stockholders' equity:	$0.00	
Total liabilities and stockholders' equity:	$0.00	

Notes to the financial statements

As of inception April 07, 2024
$USD

1. ORGANIZATION AND PURPOSE

The Burbank Witch, LLC. (the "Company") is a partnership organized on April 07, 2024 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. Related Party Transactions

The Company has raised two loans from the founder CEO totalling $258,000 and $340,000 respectively. The terms of the loans were at a 2% annual interest rate and mature in 2029.